Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (“the CEB” or “the Bank”) is dated April 26, 2011 and appears as Exhibit 3 to the Annual Report on Form 18-K of CEB for the fiscal year ended December 31, 2010.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 euro being equal to 1.3362 U.S. dollars, which was the EUR/USD reference rate as published by the European Central Bank (the “ECB”) on December 31, 2010.

As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, information concerning the EUR/USD reference rate as published by the European Central Bank. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

On April 21, 2011 the reference rate for the euro was $1.4584.

	High	Low	Period Average(1)	Period End
2011
April(2)	1.4584	1.4141	1.4364	1.4584
March	1.4211	1.3773	1.3999	1.4207
February	1.3834	1.3440	1.3649	1.3834
January	1.3716	1.2903	1.3360	1.3692
2010
December	1.3435	1.3064	1.3220	1.3362
November	1.4244	1.2998	1.3661	1.2998
October	1.4101	1.3705	1.3898	1.3857
September	1.3648	1.2697	1.3067	1.3648
2009	1.5120	1.2555	1.3948	1.4406
2008	1.5990	1.2460	1.4708	1.3917
2007	1.4874	1.2893	1.3705	1.4721
2006	1.3331	1.1826	1.2556	1.3170

(1)	Computed using the average of the exchange rates for euros on each business day during the relevant monthly or annual period.
(2)	Through April 21, 2011.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 40 European states are members of the Bank (the “Member States”).

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to provide aid to victims of natural or ecological disasters and other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, social housing, employment in small and medium-sized enterprises (“SMEs”), improving living conditions in urban and rural areas, protection of the environment, preservation of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has granted more than €31.7 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. The Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2010, the CEB had the equivalent of €12.0 billion of loans outstanding.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2010, the Bank had total outstanding funded debt (long-term debt securities) of €19.9 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €3.3 billion as of December 31, 2010, of which approximately €370 million had been paid in. The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did most recently on February 4, 2011 when it approved the Bank’s 6th capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which are composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe. The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 40 in 2007 as a result of new Members States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK AND YEAR OF ACCESSION

Albania	1999	Lithuania	1996
Belgium	1956	Luxembourg	1956
Bosnia and Herzegovina	2003	Malta	1973
Bulgaria	1994	Moldova	1998
Croatia	1997	Montenegro	2007
Cyprus	1962	Netherlands	1978
Czech Republic	1999	Norway	1978
Denmark	1978	Poland	1998
Estonia	1998	Portugal	1976
Finland	1991	Romania	1996
France	1956	San Marino	1989
Georgia	2007	Serbia	2004
Germany	1956	Slovak Republic	1998
Greece	1956	Slovenia	1994
Holy See	1973	Spain	1978
Hungary	1998	Sweden	1977
Iceland	1956	Switzerland	1974
Ireland	2004	“the former Yugoslav Republic of Macedonia”	1997
Italy	1956	Turkey	1956
Latvia	1998
Liechtenstein	1976

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only two member states of the European Union — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the “Committee of Ministers of the Council of Europe”.

The CEB was established pursuant to a Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers of the Council of Europe. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

The CEB and Other International Institutions

Cooperation with the European Union

The European Union (“EU”) constitutes a natural partner for the CEB, since most of the CEB’s Member States benefit from EU policies as members of the EU, accession candidates or neighboring countries. The Bank has become a partner to three Memoranda of Understanding between the EU and certain international financial institutions targeting, in particular, countries in Central, Eastern and South-Eastern Europe. It has also signed a joint statement on cooperation with the European Investment Bank (“EIB”). The Bank’s development plan for 2010-2014 (the “Development Plan”) calls for strengthened collaboration with the EU.

Cooperation with other international institutions

The CEB has also signed bilateral cooperation agreements with the European Bank for Reconstruction and Development, the World Bank and the Nordic Investment Bank, as well as with three UN specialized agencies that are active in its Member States: the United Nations High Commissioner for Refugees, the United Nations Children’s Fund and the United Nations Development Programme. These agreements are intended to favor the implementation of closer cooperation with these institutions.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion in Europe. These objectives are organized along “sectoral lines of action”, which are currently (i) “strengthening social integration”, which includes, among other things, social housing, aid to refugees and the creation and preservation of viable jobs, in particular in SMEs; (ii) “managing the environment”, which includes, among other things, environmental protection, assistance in case of natural disasters and protection and rehabilitation of historic and cultural heritage; and (iii) “supporting public infrastructure with a social vocation”, which includes initiatives in the sectors of health, education and vocational training, and infrastructure of administrative and judicial public services. For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing financial assistance in the form of loans.

Loans granted by the CEB, which constitute the vast majority of the CEB’s activity, can take one of the following forms: (i) loans to Member States of the Bank; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; and (iii) loans granted to any legal person approved by a Member State when the Administrative Council is satisfied that the loan requested is covered by adequate guarantees. Such loans may, under certain conditions, benefit from interest rate subsidies from an account known as the Selective Trust Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s activity.

General project financing guidelines

General guidelines for CEB’s project financing activity are set out in the Development Plan. In addition to setting forth similar orientations for the Bank’s activity to those pursued from 2005 to 2009, the Development Plan calls for a 15% increase in lending compared to the 2005-2009 period and increased financing of infrastructure projects with a social vocation.

The general guidelines contained in the Development Plan are translated into and set forth in CEB’s Overall Policy Framework for Loan and Project Financing (the “Policy”). According to the Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing may represent up to 50% of the total eligible cost of the project. This share may be higher for projects relating to natural or ecological disasters or benefiting refugee populations, migrants and displaced persons. The CEB’s loan share may also be higher for projects implemented in the Bank’s “Target Group countries” in Central and South-Eastern Europe, including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey. The Development Plan calls for increased lending in favor of Target Group countries so that they represent up to 60% of total outstanding loans by 2014.

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are not eligible for CEB financing.

Where applicable, projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive grants from the Selective Trust Account (“STA”). The STA is a special account set up in 1995 to provide interest rate subsidies and grants in eligible countries for projects that comply with the Bank’s objectives. Such projects must have a high social value. The STA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Interest rate subsidies and grants from the STA are approved on a case-by-case basis by the Administrative Council. The STA is aimed at priority target groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable target groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities. For more information regarding the STA see Note I (“Selective Trust Account (STA)”) to the Bank’s audited financial statements.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a project presentation report concerning the technical and financial aspects of the project. The report describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s project presentation report and the Council of Europe’s opinion are then examined by the Administrative Council that evaluates and approves each loan application according to eligibility criteria defined in the Policy. In addition, the Bank may attempt to reduce project processing costs by offering certain borrowers more flexibility in the conception and implementation of projects. The use of such “conditional financing instruments” requires that the CEB must have previously financed similar projects with the borrower in the country and sector concerned, and that these projects must have produced results deemed satisfactory by the Bank.

Project Monitoring

The Bank carries out technical and administrative monitoring of projects from approval to completion, including evaluation by the CEB’s independent Ex-Post Evaluation Department. Monitoring is intended to ensure that the project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the standard tables attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Monitoring Report that examines the results of the monitoring missions carried out in the course of the previous year, analyzes the project monitoring and completion reports provided by each borrower and makes proposals for improving project management. This Annual Monitoring Report is presented to the CEB’s Administrative Council. The Secretariat of the Partial Agreement also prepares an annual report on each project’s social impact. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Ex-Post Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other international financial institutions, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

Strategic Review

In June 2007, the CEB launched a strategic review led by a Committee of Eminent Persons. The primary objective of the review was to make further improvements to the CEB’s overall functioning, governance and performance. The Committee of Eminent Persons completed its report in October 2008. The report made recommendations regarding the Bank’s mandate, governance, operational performance, relationship with the Council of Europe, financial framework, and co-operation with other international organizations.

The strategic review, which was completed at the end of 2010, has led to the implementation of several measures, among which are an increase in lending volumes; an increase in the number of projects in favor of the Target Group countries; and strengthened cooperation at the European and international level. The strategic review has also prompted governance reforms. See “Governance”.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s actual capitalization and indebtedness as of December 31, 2010. It does not otherwise give effect to any transaction since that date. Since December 31, 2010, there has been no material change in the capitalization of CEB, except for:

a)	the issuance of GBP 50 million and GBP 100 million (approximately €58 million and €118 million, respectively, based on the exchange rate at the time of issue) Floating Rate Notes due 2015 issued under the Bank’s Euro MTN Programme in January 2011;

b)	the issuance of AUD 250 million (approximately €181 million based on the exchange rate at the time of issue) 5.625% Notes due 2015 issued under the Bank’s Australian and New Zealand Dollar MTN Programme in February 2011;

c)	the issuance of USD 1 billion (approximately €730 million based on the exchange rate at the time of issue) 2.625% Notes due 2016 issued under the Bank’s SEC-registered U.S. debt shelf in February 2011; and

d)	the issuance of AUD 50 million (approximately €36 million based on the exchange rate at the time of issue) 5.875% Notes due 2015 issued under the Bank’s Euro MTN Programme in March 2011.

As of December 31, 2010
(in thousands of euros)
Short-term Debt[1]	3,941,200
Long-term Debt[2]	14,899,759

Equity
Capital[3]
Subscribed	3,303,450
Uncalled	(2,933,712)
Called	369,738
General Reserve[4]	1,686,636
Gains or losses recognized directly in equity	(113,584)
Net profit	115,865

Total Equity	2,058,655
Total Capitalization[5]	16,958,414

[1]

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

[2]

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

[3]	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
[4]	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
[5]	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Members States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.19%. Subscribed capital not paid in remains subject to capital calls by the Governing Board.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had five capital increases since 1956. On February 4, 2011, following a recommendation by the Administrative Council, the Governing Board approved the Bank’s sixth capital increase. If all the CEB’s Member States subscribe to the capital increase, the subscribed capital will rise from €3.3 billion to a maximum of €5.5 billion (representing a 67% increase). €246 million from the Bank’s reserves would be incorporated as paid-in capital without any disbursement on the part of the Member States. The percentage share of paid-in capital will remain unchanged at 11.19% of subscribed capital. The CEB’s own funds (capital plus reserves) would thus increase from €4.9 to €6.8 billion (representing a 40% increase) as of the end of the subscription period, which should occur some time between December 31, 2011 and June 30, 2012, depending on how quickly the Member States exercise their subscription rights.

Current capital allocation by Member State is presented in the table below:

CAPITAL ALLOCATION

				In thousand euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital

Germany	549 692	489 000	60 692	16.640%
France	549 692	489 000	60 692	16.640%
Italy	549 692	489 000	60 692	16.640%
Spain	358 504	318 922	39 582	10.852%
Turkey	233 077	207 344	25 733	7.056%
Netherlands	119 338	106 161	13 177	3.613%
Belgium	98 634	87 746	10 888	2.986%
Greece	98 634	87 746	10 888	2.986%
Portugal	83 538	74 315	9 223	2.529%
Sweden	83 538	74 315	9 223	2.529%
Poland	76 988	68 488	8 500	2.331%
Switzerland	53 824	43 229	10 595	1.629%
Denmark	53 823	47 879	5 944	1.629%
Norway	41 889	37 264	4 625	1.268%
Finland	41 889	37 264	4 625	1.268%
Bulgaria	37 491	33 352	4 139	1.135%
Romania	35 963	31 993	3 970	1.089%
Ireland	28 998	25 797	3 201	0.878%
Hungary	26 884	23 916	2 968	0.814%
Czech Republic	25 833	22 981	2 852	0.782%
Luxembourg	20 849	18 547	2 302	0.631%
Serbia	15 511	13 799	1 712	0.470%
Croatia	12 831	11 414	1 417	0.388%
Cyprus	11 934	10 617	1 317	0.361%
Slovak Republic	11 380	10 123	1 257	0.344%
Albania	8 034	7 147	887	0.243%
Latvia	7 688	6 840	848	0.233%
Estonia	7 637	6 794	843	0.231%
“the former Yugoslav Republic of Macedonia”	7 637	6 794	843	0.231%
Lithuania	7 556	6 722	834	0.229%
Slovenia	7 380	6 565	815	0.223%
Iceland	6 089	5 417	672	0.184%
Malta	6 089	5 417	672	0.184%
Georgia	5 928	5 274	654	0.179%
Bosnia and Herzegovina	5 816	5 174	642	0.176%
Montenegro	3 952	3 516	436	0.120%
Moldova	3 294	2 930	364	0.100%
San Marino	2 921	2 478	443	0.088%
Liechtenstein	2 921	2 374	547	0.088%
Holy See	82	58	24	0.002%

Total 2010	3 303 450	2 933 712	369 738	100.000%

Total 2009	3 303 450	2 933 712	369 738

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters. At various times over the course of its history, the CEB has focused on social housing, vocational training, territorial development, employment and infrastructure improvement. Today, the CEB’s projects and loans activity is structured around three “sectoral lines of action”, each consisting of sectors of action as follows:

•	“Strengthening social integration”, which includes:

•	aid to refugees, migrants and displaced persons;

•	social housing for low-income persons;

•	creation and preservation of viable jobs (particularly through financing of SMEs); and

•	improvement of living conditions in urban and rural areas;

•	“Managing the environment”, which includes:

•	natural or ecological disasters;

•	protection of the environment; and

•	protection and rehabilitation of historic and cultural heritage;

•	“Supporting public infrastructure with a social vocation”, which includes:

•	health;

•	education and vocational training; and

•	infrastructure of administrative and judicial public services.

In organizing its diverse project and loan activity around these sectoral lines of action, the Bank aims to present its activities in a clear manner and to demonstrate its commitment in favor of sustainable social development.

The shift in and expansion of the Bank’s social objectives have been accompanied by a changing geographic focus. When first formed, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, the Bank’s geographical reach expanded to Southern Europe, in particular to Spain, Portugal, and Yugoslavia. The end of the Cold War prompted increased lending to Central and Eastern Europe. Today, the Bank’s resources are focused, although not exclusively, on Central and Southeastern Europe including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey, which are referred to as the Bank’s “Target Group countries”.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by sectoral line of action and by country of the borrower over the past two years, as well as the 5-year cumulative totals over the 2006-2010 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

PROJECTS APPROVED

per country and per sectoral line of action, from 2006 to 2010	in thousand euros

	2010		2009		Accumulated total 2006-2010
COUNTRIES
	Amounts	%	Amounts	%	Amounts	%
Albania			40 000	1.5	95 000	0.8
Belgium	275 000	12.1	100 000	3.7	375 000	3.2
Bosnia and Herzegovina			19 300	0.7	129 300	1.1
Bulgaria	25 000	1.1	15 000	0.6	90 000	0.8
Croatia	6 480	0.3	50 000	1.9	151 712	1.3
Cyprus	265 000	11.7	68 000	2.6	455 523	3.9
Czech Republic			50 000	1.9	95 000	0.8
Denmark					200 000	1.7
Estonia					35 000	0.3
Finland	100 000	4.4	100 000	3.8	575 000	4.9
France	250 000	11.0	100 000	3.8	800 000	6.9
Germany *	57 500	2.6	408 500	15.3	819 900	7.0
Hungary	125 000	5.5	190 000	7.1	954 000	8.2
Iceland					264 000	2.3
Ireland	125 000	5.5	100 000	3.7	335 000	2.9
Italy					827 000	7.1
Latvia			50 000	1.9	171 000	1.5
Lithuania			130 000	4.9	140 000	1.2
Moldova					18 900	0.2
Montenegro	25 000	1.1			25 000	0.2
Poland	302 400	13.3	275 600	10.3	1 373 100	11.8
Portugal	100 000	4.4	300 000	11.3	668 165	5.7
Romania					829 000	7.1
Serbia	67 000	3.0			127 000	1.1
Slovak Republic	50 000	2.2			50 000	0.4
Slovenia	40 000	1.8	50 000	1.9	160 000	1.4
Spain	108 000	4.8	200 000	7.5	688 000	5.9
Sweden **			100 000	3.7	309 000	2.6
“the former Yugoslav Republic of Macedonia”	46 000	2.0	48 350	1.8	118 850	1.0
Turkey	300 000	13.2	270 100	10.1	787 100	6.7

TOTAL	2 267 380	100.0	2 664 850	100.0	11 666 550	100.0

*	of which € 7.5 million for projects approved in favour of target group countries in 2010 and € 28.5 million in 2009.
**	for projects in favour of target group countries in 2009.
NB -	Information presented in this table regarding amounts approved reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Accordingly, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

	2010		2009		Accumulated total 2006-2010
SECTORAL LINES OF ACTION ***
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	1 125 830	49.7	1 293 430	48.6	6 280 222	53.8
Aid to refugees, migrants and displaced persons			27 000	1.0	177 000	1.5
Housing for low-income persons	342 000	15.1	470 350	17.7	1 800 170	15.4
Creation and preservation of viable jobs	400 000	17.7	323 000	12.1	2 840 920	24.4
Improvement of living conditions in urban and rural areas	383 830	16.9	473 080	17.8	1 462 132	12.5
Managing the environment	570 000	25.1	395 492	14.8	2 859 857	24.5
Natural or ecological disasters	250 000	11.0	2 696	0.1	421 896	3.6
Protection of the environment	315 000	13.9	389 796	14.6	2 291 223	19.6
Protection and rehabilitation of historic and cultural heritage	5 000	0.2	3 000	0.1	146 738	1.3
Supporting public infrastructure with a social vocation ****	571 550	25.2	975 928	36.6	2 526 471	21.7
Health	162 810	7.2	234 750	8.8	794 731	6.8
Education and vocational training	228 200	10.0	715 678	26.8	1 461 550	12.6
Infrastructure of administrative and judicial public services	180 540	8.0	25 500	1.0	270 190	2.3

TOTAL	2 267 380	100.0	2 664 850	100.0	11 666 550	100.0

***	amounts as estimated at the time of project approval
****	Following the adoption of Resolution 1522 (2009), the sectoral line of action “Supporting public infrastructure with a social vocation” contains the same components as the sectoral line of action formerly referred to as “Developing human capital”, but now also includes the sector “Infrastructure of administrative and judicial public services”

LOANS DISBURSED

per country and per sectoral line of action, from 2006 to 2010	in thousand euros

COUNTRIES	2010		2009		Accumulated total 2006-2010

	Amounts	%	Amounts	%	Amounts	%
Albania	21 303	1.2	21 828	1.2	67 425	0.8
Belgium	35 000	2.0	25 000	1.4	60 000	0.7
Bosnia and Herzegovina	1 718	0.1	3 395	0.2	102 909	1.2
Bulgaria	7 500	0.4	7 500	0.4	54 311	0.7
Croatia	31 053	1.7	54 010	3.0	177 252	2.1
Cyprus	114 562	6.5	102 949	5.7	408 912	4.9
Czech Republic	5 000	0.3			43 000	0.5
Denmark					200 000	2.4
Estonia	5 000	0.3			5 000	0.1
Finland	100 000	5.6	50 000	2.7	567 500	6.8
France	100 000	5.6	50 000	2.7	550 000	6.6
Germany *	252 500	14.2	133 370	7.4	787 250	9.5
Greece					52 719	0.6
Hungary	160 726	9.0	324 863	18.0	906 190	10.9
Iceland	32 003	1.8	35 649	2.0	215 207	2.6
Ireland			55 100	3.1	74 870	0.9
Italy **	20 000	1.1	151 100	8.3	602 100	7.2
Latvia			25 000	1.4	175 000	2.1
Lithuania			28 000	1.6	43 681	0.5
Moldova	300	0.02	2 810	0.2	9 313	0.1
Norway					126 500	1.6
Poland	395 717	22.2	303 394	16.8	944 685	11.3
Portugal	105 000	5.9	51 730	2.9	206 730	2.5
Romania	147 767	8.3	206 150	11.4	599 392	7.2
Serbia			9 900	0.5	52 683	0.6
Slovak Republic	4 126	0.2			4 706	0.1
Slovenia	54 000	3.0	36 000	2.0	149 130	1.8
Spain	124 000	7.0	52 332	2.9	640 307	7.7
Sweden					151 054	1.8
“the former Yugoslav Republic of Macedonia”	9 500	0.5	12 000	0.7	33 930	0.4
Turkey	55 375	3.1	63 708	3.5	311 470	3.8

TOTAL	1 782 150	100.0	1 805 788	100.0	8 323 226	100.0

*	of which € 22.5 million for projects approved in favour of target group countries in 2010 and € 33.8 million in 2009.
**	of which € 20 million for projects approved in favour of target group countries in 2010 and € 150 million in 2009.
NB -	Information presented in this table regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Accordingly, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

	2010		2009		Accumulated total
SECTORAL LINES OF ACTION					2006-2010
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	1 023 629	57.4	911 547	50.5	4 750 928	57.1
Aid to refugees, migrants and displaced persons	15 197	0.9	19 550	1.1	360 581	4.3
Housing for low-income persons	254 590	14.3	199 734	11.1	1 297 649	15.6
Creation and preservation of viable jobs	428 427	24.0	451 791	25.0	2 113 716	25.4
Improvement of living conditions in urban and rural areas	325 415	18.2	240 472	13.3	978 982	11.8
Managing the environment	340 905	19.2	484 049	26.8	1 734 491	20.8
Natural or ecological disasters	33 845	1.9	92 134	5.1	344 698	4.1
Protection of the environment	295 001	16.6	353 827	19.6	1 279 920	15.4
Protection and rehabilitation of historic and cultural heritage	12 059	0.7	38 088	2.1	109 873	1.3
Supporting public infrastructure with a social vocation ***	417 616	23.4	410 192	22.7	1 837 807	22.1
Health	113 712	6.4	164 184	9.1	652 032	7.8
Education and vocational training	302 035	16.9	240 681	13.3	1 119 928	13.5
Infrastructure of administrative and judicial public services	1 869	0.1	5 327	0.3	65 847	0.8

TOTAL	1 782 150	100.0	1 805 788	100.0	8 323 226	100.0

Sectoral Lines of Action

Strengthening Social Integration

The sectoral line of action “strengthening social integration” is composed of four sectors of action:

•

Aid to refugees, migrants and displaced persons. Projects in this sector consist of reconstruction and repair of reception facilities (such as reception centers, temporary and permanent social housing); preventive and curative medicine programs; education and vocational training programs; and the financing of technical infrastructure and basic amenities required in response to emergencies.

•

Housing for low income persons. Activities in this sector include providing adequate housing for low-income persons in urban and rural areas; the construction of infrastructure such as water supply, collection and treatment of wastewater; the construction of accommodation for the elderly that enable medical treatment; or the renovation of student residences.

•

Creation and preservation of viable jobs. This sector aims to create and preserve jobs by facilitating access to credit for micro, small and medium-sized enterprises, as well as for entities exercising a craft activity or family businesses.

•

Improvement of living conditions in urban and rural areas. Projects in this sector include improvement of neighborhoods or cities lacking in infrastructure, including social and cultural amenities. In rural areas, the Bank finances projects located in regions characterized by low population density and activities in sectors such as agriculture, forestry, aquaculture and fishing.

Managing the Environment

The sectoral line of action “managing the environment” is composed of three sectors of action:

•

Natural or ecological disasters. Projects in this sector consist in the reconstruction or rehabilitation of destroyed or damaged public structures and basic infrastructure facilities such as water supply, the treatment of wastewater and solid waste, electricity and gas supplies. Operational material and equipment for emergency operations can also be eligible for CEB financing. The CEB aims to provide national and local authorities with assistance in the reconstruction of the disaster-affected areas and to develop means for the prevention of natural or ecological disasters, in particular floods, fires, avalanches, earthquakes and landslides.

•

Protection of the environment. Projects in this sector involve reduction and treatment of solid and liquid waste; clean-up and protection of surface and underground water; protection against noise; production of renewable energy and reduction of air pollution, excluding installations of an industrial nature; protection and development of biodiversity; and cleaner transport networks.

•

Protection and rehabilitation of historic and cultural heritage. Projects in this sector are aimed at the protection and the rehabilitation of elements of historic and cultural heritage classified as such by UNESCO or by the relevant Member State of the Bank.

Supporting public infrastructure with a social vocation

The sectoral line of action “Supporting public infrastructure with a social vocation” is composed of three sectors of action:

•

Health. Financing of projects in the health sector involves the construction, renovation and modernization of health infrastructure such as hospitals, neighborhood healthcare centers (including those specialized in providing assistance to vulnerable target groups, such as populations living below the poverty threshold, abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities) or centers specializing in healthcare for the elderly and the disabled.

•

Education and vocational training. Projects in this sector involve the financing of the construction and modernization of primary and secondary schools, university and vocational training infrastructure as well as the provision of teaching equipment. The CEB finances programs providing assistance in the training of specialized staff in the social and education sectors as well as professional retraining programs in declining economic sectors. Financing of vocational training is particularly focused on SMEs.

•

Infrastructure of administrative and judicial public services. Following the Third Council of Europe Summit (Warsaw, May 2005), the CEB introduced this new sector of action in 2006. It focuses on financing projects for the construction, rehabilitation or transformation of infrastructure or buildings intended for public services. These projects are designed to contribute to the improvement of the organization and functioning of the Member States’ administrative and judicial public services.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from the CEB’s audited financial statements for those periods. The financial statements as of and for the year ended December 31, 2010 and 2009 were audited by Deloitte & Associés, Paris. The audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. The financial statements as of and for the years ended December 31, 2008, 2007 and 2006 were audited by the Bank’s previous independent auditor.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from the IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the Bank’s audited financial statements and notes thereto and with the section entitled “Financial Review”.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(In thousands of euros, except ratios)
Selected Profit and Loss Account Data
Interest and similar income[1]	556,921	762,972	901,998	406,098	268,283
Interest expenses and similar charges	(441,517)	(645,796)	(778,866)	(264,617)	(131,698)

Interest margin[1]	115,404	117,176	123,132	141,481	136,585

Net gains or losses from financial instruments at fair value through profit or loss[1,2]	1,989	5,509	4,665	(1,225)	(1,050)
Net gains or losses from available-for-sale financial assets	104	675	(626)	183	62
Commissions and other net expenses[3]	24	(498)	(914)	(1,573)	(1,941)

Net banking income	117,521	122,862	126,257	138,866	133,656

General operating expenses[3]	(27,841)	(27,984)	(27,898)	(29,081)	(32,062)
Net depreciation and amortization charges of fixed assets	(1,591)	(1,605)	(1,623)	(1,823)	(1,838)

Gross operating income	88,089	93,273	96,736	107,962	99,756

Cost of risk	—	—	(909)	(913)	16,109

Net profit	88,089	93,273	95,827	107,049	115,865

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	47	185,983	194,275	386,883	230,316
Financial assets at fair value through profit or loss[2]	158,217	182,180	289,582	314,346	1,216,278
Hedging derivatives	815,775	1,003,008	1,693,822	1,295,361	1,226,344
Available-for-sale financial assets	2,049,204	2,262,071	2,628,227	4,965,778	6,332,058
Loans to credit institutions and to customers[4]	12,101,562	12,114,377	12,601,277	12,326,370	12,115,390
Advances to credit institutions and to customers[5]	1,151,572	746,850	1,979,204	1,281,996	1,322,336

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands of euros, except ratios)
Financial assets held to maturity	1,901,241	1,969,611	1,975,983	2,123,226	2,241,862
Other assets	54,852	44,865	40,670	36,620	36,422

Total assets	18,232,470	18,508,945	21,403,040	22,730,580	24,721,006

Liabilities
Financial liabilities at fair value through profit or loss[2]	2,039,517	2,761,104	2,515,544	2,312,949	1,275,923
Debt securities in issue	13,620,468	13,263,780	16,171,014	17,680,780	19,855,536
Other liabilities[6]	799,690	658,376	931,753	778,079	1,530,892

Total liabilities	16,459,675	16,683,260	19,618,311	20,771,808	22,662,351

Total equity	1,772,795	1,825,685	1,784,729	1,958,772	2,058,655

Selected Operating Data
Loans outstanding at period end[7]	11,965,249	12,007,330	12,423,248	12,198,303	11,987,963

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Loans disbursed during the period	1,640,206	1,589,709	1,505,372	1,805,788	1,782,150

Selected Ratios[8]
Cost-to-income ratio[9]	25.0%	24.1%	23.4%	22.3%	25.4%
Capital adequacy ratio	14.9%	13.5%	20.4%	20.3%	23.5%
Risk asset coverage ratio	19.1%	18.3%	33.1%	40.5%	50.7%
Indebtedness ratio	3.24	3.20	3.66	3.80	3.78
Portfolio ratio	1.06	1.08	1.45	1.79	1.86
Strengthened liquidity ratio	108.1%	95.1%	103.7%	102.2%	121.1%

(1)	As of January 1, 2009, the Bank’s net interest related to foreign exchange swaps is classified under “Loans and advances to credit institutions and to customers” (and, as a result, “Interest margin”), while it was previously recorded under “Net gains or losses from financial instruments at fair value through profit or loss”. Consequently, the line items “Loans and advances to credit institutions and to customers” and “Net gains or losses from financial instruments at fair value through profit or loss” in the audited financial statements for the year ended December 31, 2008 have been restated on a basis consistent with the new presentation. Similarly, the line items “Interest and similar income”, “Interest margin” and “Net gains or losses from financial instruments at fair value through profit or loss” in the table above have been restated for the year ended December 31, 2008. The restatement resulted in a decrease of approximately €5 million in “Net gains or losses from financial instruments at fair value through profit or loss” and a corresponding increase of the same amount in “Loans and advances to credit institutions and to customers” in the audited financial statements for the year ended December 31, 2008. Figures for prior periods have not been restated.
(2)	Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the profit and loss account under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.

(3)	As of January 1, 2009, the Bank’s expenses relating to debt securities (rating, consulting, audit and legal) are classified under “Net banking income”, while they were previously recorded as general operating expenses. The line items “General operating expenses” and “Commissions and other net expenses” have been restated for the year ended December 31, 2008 on a basis consistent with the new presentation. The restatement resulted in a decrease in “General operating expenses” of approximately €0.5 million and a decrease of the same amount in “Net banking income” in the audited financial statements for the year ended December 31, 2008. Figures for prior periods have not been restated.

(4)	Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Bank does not intend to sell immediately or in the short term.

(5)	Advances to credit institutions and to customers consist of amounts in correspondent accounts and in money-market instruments. The CEB’s correspondent accounts consist of accounts with other banks, except central banks, that allow it to receive or to make payments or to handle other financial transactions related to its operations.

(6)	Includes hedging derivatives, amounts owed to credit institutions and to customers, amounts in the Selective Trust Account, provisions and other liabilities.

(7)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loans depreciation. The amount of loans depreciation is immaterial as of December 31, 2010.

(8)	These ratios are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other international financial institutions and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to European Union Directives. See “Risk Management—Prudential Framework” for a description of these ratios and their use by CEB.

(9)	The “cost-to-income ratio” equals general operating expenses (including net depreciation and amortization charges of fixed assets) divided by net banking income. Consistent with information provided in footnote 3 above, this ratio has also been restated at the end of 2008.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto in Exhibit 2 of this annual report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “—Results of Operations” below). When such a profit is earned, the Bank’s policy is to allocate substantially all towards general reserves, which may then be used to support increased lending activity.

Despite recovery in equity markets and credit spreads in 2009, 2010 continued to be marked by a global financial and economic crisis that started in 2007. High unemployment and unprecedented public deficits continued to hamper growth in the United States and Europe. In 2009 and 2010, the Bank took steps to increase its liquidity reserves in response to these market conditions. Liquidity reserves consist principally of cash-in-hand, balances with central banks, available-for-sale financial assets and advances to credit institutions and customers. The sum of these items grew by 18.8% from €6.6 billion at the end of 2009 to €7.9 billion at December 31, 2010.

In 2010, the Bank’s outstanding loans (including accrued interest and IFRS fair value adjustments) decreased by 1.8% from approximately €12.2 billion at December 31, 2009 to €12.0 billion at December 31, 2010. Outstanding debt used to support these operations increased by 12.3% in 2010 to €19.9 billion after having increased by 9.3% in 2009 to €17.7 billion. After recording net income of €16.1 million following the execution of a December 7, 2009 Spanish Supreme Court judgment in favor of the Bank in a suit against one of its paying agents, the Bank’s net profit in 2010 grew by 8.2% to €115.9 million after growing by 11.7% in 2009 to €107.0 million. General reserves (after allocation of the Bank’s profit) grew by 6.6% in 2010 to €1.8 billion after growing by 6.4% in 2009 to €1.7 billion. As a consequence, equity increased by 5.2% to €2.1 billion.

Results of Operations

Interest income

Interest income includes interest received on available-for-sale financial assets, financial assets held to maturity and loans and advances to credit institutions and customers. Interest income decreased by €137.8 million in 2010 to €268.3 million compared to €406.1 million in 2009 principally as a result of decreasing interest on available-for-sale securities and interest on loans and advances to credit institutions and customers, both of which fell consistently with average market rates.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense decreased by €132.9 million in 2010 to €131.7 million compared to €264.6 million in 2009 principally as a result of decreasing reference rates in the financial markets.

Interest margin

Net interest margin decreased by €4.9 million (approximately 3.5%) in 2010 to €136.6 million from €141.5 million in 2009. This increase resulted mainly from decreasing interest income on available-for-sale securities and a slight decrease in outstanding loans.

General operating expenses

General operating expenses increased by €3.0 million to €32.1 million for the year ended December 31, 2010 compared to €29.1 million for the year ended December 31, 2009.

The increase is mainly due to a rising number of staff members (159 permanent staff members at the end of 2010 compared to 150 at the end of 2009). The cost-to-income ratio (general operating expenses divided by net banking income) consequently increased to 25.4% for the year ended December 31, 2010, compared to 22.3% for the year ended December 31, 2009.

Cost of risk

The Bank’s cost of risk was recorded as net income of €16.1 million in 2010 compared to an expense of €(0.9) million in 2009, following the execution of the December 7, 2009 Spanish Supreme Court judgment in a lawsuit between the Bank and one of its paying agents.

Balance Sheet

Overview

As of December 31, 2010, total assets amounted to €24,721 million compared to €22,731 million as of December 31, 2009, which represented an increase of 8.8%. The growth in total assets is in part attributable to a 27.5% increase in the volume of available-for-sale financial assets as a result of the Bank’s decision to increase liquidity, and a nearly three-fold increase in financial assets at fair value through profit or loss, which grew primarily as a result of foreign exchange movements. The Bank has not recorded any impairment at the end of 2010.

As of December 31, 2010, total liabilities amounted to €22,662 million compared to €20,772 million as of December 31, 2009, which represents an increase of 9.1%. Total liabilities rose largely as a result of a €2,175 million, or 12.3%, increase in debt securities at year-end 2010 compared to year-end 2009. As of December 31, 2010, new debt issuances with maturities of at least one year amounted to €2,980 million (see “—Funding”), while repayments totaled €2,410 million. Financial liabilities at fair value through profit or loss decreased by €1,037 million at December 31, 2010 compared to December 31, 2009 primarily as a result of exchange rate effects. Other liabilities, including hedging derivatives, amounts owed to credit institutions and to customers, amounts in the Selective Trust Account and provisions, rose from €778.1 million at year-end 2009 to €1,530.8 million at year-end 2010, mainly because of the €644 million increase in cash collateral received in connection with hedging derivatives.

Equity totaled €2,059 million, an increase of 5.1% compared to 2009. This increase resulted from the Bank’s net profits (€115.9 million in 2010), the allocation of €5 million to the Selective Trust Account in 2010, and from a slight increase in losses recognized directly in equity on the available-for-sale portfolio, which amounted to €114 million at year-end 2010 compared with €104 million at year-end 2009.

Securities Portfolio

The Bank’s balance sheet assets include two securities portfolios: available-for-sale financial assets and financial assets held to maturity. The total value of these portfolios increased by €1,485 million to €8,574 million at December 31, 2010 from €7,089 million at December 31, 2009.

The available-for-sale financial assets consist of securities with maturities of up to 15 years. In order to limit exposure to interest rate risk, securities with maturities in excess of one year are floating-rate, through asset swaps where applicable. Short-term instruments, with maturities of less than one year, also include Euro Commercial Paper (ECP). These represent an alternative to bank deposits. Long-term securities, with a maturity in excess of one year, must have an AA or Aa2 rating at the time of purchase. They are capped at €2 billion. For instruments maturing in less than one year, the minimum rating required is A-1 or P-1. At December 31, 2010, the total value of securities in this portfolio with a maturity of more than one year amounted to €2 billion.

The portfolio of financial assets held to maturity consists of euro-denominated plain vanilla fixed-rate bonds with a maximum maturity of 30 years. Securities in this portfolio are required to have a minimum rating of AA or Aa2 when purchased. Securitization products and other specialized vehicles are, however, required to have AAA/Aaa ratings and are capped at €500 million. The value of the held-to-maturity portfolio must not exceed the available capital (paid-in capital and reserves) plus the Selective Trust Account and provisions for post-employment benefits. The strategic objective is to achieve a satisfactory long-term return on these funds. The portfolio is recorded in the accounts at amortized cost. Except in exceptional circumstances, the securities in this portfolio may not be exchanged or sold. At December 31, 2010, the total value of this portfolio amounted to €2.2 billion.

Funding

Subject to the annual borrowing authorization set by the Administrative Council, the CEB issues debt in the international capital markets. In 2010, the Bank borrowed a total of €3 billion in 12 financing operations, including seven re-openings of existing issues, with a maturity of one year or more. This amount is higher than the volume of financing in 2009, that stood at €2.5 billion consisting of 17 funding operations including 6 re-openings of existing issues. The 2010 funding program fulfilled two main objectives: to cover the requirements arising from the lending activity, and to enable the Bank to honor its debt maturities.

The volume of funds raised in 2010 also enabled the Bank to maintain liquidity at the level set by the Administrative Council. In this context, the stock of projects approved is taken into account in the projected cash requirements. In accordance with its prudent liquidity policy, the Bank’s reinforced liquidity ratio requires at least 50% of projected cash requirements for the coming three years to be available in cash. These projected requirements include the funding of approved projects and the additional liquidity requirements covering the risk of default over three years.

To ensure the necessary funding to finance its activities, the Bank continues to combine benchmark operations on major currencies targeting a broad range of institutional investors with debt issues in a given currency or with a more specific structure designed to meet specific demands.

In 2010, 34% of the funds raised by the Bank were denominated in euros, 31% in Australian dollars, 25% in U.S. dollars and 10% in British pounds. In 2009, in comparison, 31% of funds were raised in Australian dollars, 5% in U.S. dollars, 28% in British pounds sterling, 17% in Swiss francs, 16% in Hong Kong dollars, and 3% in New Zealand dollars. These transactions enabled the Bank to diversify the markets in which it finances its activities and broaden its investor base.

In 2010, the CEB completed a benchmark transaction of €1 billion with a maturity date of 2015. This transaction made the euro its leading currency in terms of financing volumes.

On its Euro Medium Term Note program, the CEB completed a new transaction for AUD 150 million maturing in 2015. This line was subsequently re-opened and increased to AUD 200 million.

Through its domestic Kangaroo program in Australia, the CEB launched a new bond issue in 2010 and added to four existing lines. The new issue amounted to AUD 300 million, maturing in 10 years. This transaction was subsequently re-opened and increased to AUD 500 million. Two new issues on the 2014 line, of AUD 250 and 125 million respectively, brought its total outstanding on this line to AUD 875 million. An increase in the 2015 line of AUD 300 million increased its volume to AUD 1.3 billion.

In the Australian dollar market, CEB has four outstanding bonds large enough in terms of volume to be considered benchmark issues. These issues have helped build CEB’s benchmark curve in the Australian market and, in 2010, made the Australian dollar the second-largest currency for the CEB in terms of financing volumes as well as in terms of its total debt.

The CEB was active on the US dollar market with a benchmark issue of USD 1 billion, its first “Global Format” issue with a five-year maturity. A new issue of USD 50 million was also completed on the 2015 line. The US dollar was the third market in terms of financing volumes in 2010.

The CEB completed two transactions on the GBP market: a new line of GBP 150 million, maturing in 2015, and an increase in the 2013 line of GBP 100 million, increasing it to GBP 400 million. These transactions made the GBP market the fourth-largest in terms of financing volumes in 2010.

All the financing operations carried out in 2010 and 2009 were hedged with swaps thereby eliminating both interest rate and currency risks. After such swaps, the total amount of funds borrowed was converted into euros.

The average maturity of the issues launched in 2010 was 7 years, compared with 5 years in 2009. The table below shows funds raised in their original currencies.

Debt issued in 2010

Payment date	Maturity date	Currency	Term	Nominal amount (in millions)	Lead manager
21/01/2010	11/12/2013	GBP	3 years and 11 months *	100	HSBC
27/01/2010	16/09/2014	AUD	4 years and 8 months *	250	Toronto Dominion Bank/Commonwealth Bank of Australia
10/02/2010	10/02/2015	AUD	5 years	150	Toronto Dominion Bank/Royal Bank of Canada
10/02/2010	10/02/2015	USD	5 years	1 000	HSBC/BNP Paribas/Morgan Stanley/Credit Suisse
24/03/2010	15/04/2015	USD	5 years and 1 month *	50	Goldman Sachs
29/03/2010	16/09/2014	AUD	4 years and 6 months *	125	Toronto Dominion Bank
30/04/2010	14/12/2015	AUD	5 years and 8 months *	300	Commonwealth Bank of Australia
06/07/2010	10/02/2015	AUD	4 years and 7 months *	50	Deutsche Bank
13/07/2010	13/07/2020	EUR	10 years	1 000	Deutsche Bank/Crédit Agricole CIB
08/10/2010	08/10/2020	AUD	10 years	300	Commonwealth Bank of Australia/Royal Bank of Canada/UBS
17/11/2010	08/10/2020	AUD	9 years and 11 months *	200	Commonwealth Bank of Australia/Australia & New Zealand Bank
29/11/2010	29/11/2015	GBP	5 years	150	JP Morgan

*	new issuance of existing bonds

In 2010, 93% of CEB’s issues had end maturities of five years or more, compared with 96% in 2009, in order to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years.

The multi-currency EMTN program was updated in November 2010 to adapt the legal framework of the Bank’s issues under this program to changes in financial market regulations. The Australian and New Zealand Dollar MTN Program was updated in July 2010.

At December 31, 2010, the outstanding debt represented by securities, excluding interest payable, came to €18.8 billion, up from €16.5 billion in the previous year. In 2010, the Bank repurchased its own debt to the value of €28 million, compared with €76 million in 2009, and made early repayments totaling €6 million, compared with €8 million in 2009. Taking these operations and the new issues into account, the breakdown of debt by maturity is as shown in the chart below.

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments to be disbursed in the near future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which either a framework loan agreement has been signed or at least one disbursement has been released. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments” and “—Off-Balance Sheet Arrangements”.

At December 31, 2010, the Bank had approximately €4.0 billion in financing commitments to be paid out compared to approximately €3.6 billion at December 31, 2009. This increase of approximately €0.4 billion is explained primarily by the fact that during 2010 new commitments signed exceeded disbursements, while cancellations and foreign exchange adjustments had a much smaller effect on the development of financing commitments compared to 2009. The stock of projects awaiting financing for Target Group countries has risen significantly in recent years, from approximately €1.8 billion at year-end 2004 to approximately €3.4 billion at December 31, 2010. This increase is due to the Bank’s policy of increasing lending to Target Group countries as well as the slower disbursement rate for these projects.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2010 and 2009.

	As of December 31,
	2009	2010
	(in thousands of euros)
Stock of projects awaiting financing[1]	4,931,483	5,192,632
of which
Financing Commitments	3,555,748	4,002,815

For Target Group countries	2,912,972	3,440,785

(1)	In addition, the Bank guaranteed loans granted by a financial institution for an amount of €0.1 million in 2010 and €0.2 million in 2009. These guarantees were offset by a counter-guarantee received from a Member State for an identical amount.

Information presented in the above table reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

Events after December 31, 2010

On February 4, 2011, following a recommendation by the Administrative Council, the Governing Board approved the Bank’s sixth capital increase. If all the CEB’s Member States subscribe to the capital increase, the CEB’s own funds (capital plus reserves) would increase from €4.9 to €6.8 billion (approximately 40% increase) as of the end of the subscription period, which should occur some time between December 31, 2011 and June 30, 2012, depending on how quickly the Member States exercise their subscription rights. See “Capital Structure”.

RISK MANAGEMENT

The CEB’s risk management is conducted by a number of bodies that analyze the Bank’s risk along credit, market, liquidity and operational lines. Risk analysis is also conducted in accordance with the guidelines of the Bank’s Prudential Framework.

Key Risk Responsibilities

As discussed further below, the CEB’s integrated risk management function is independent from the Bank’s operational activities and monitors principally credit risk, market risk, liquidity risk and operational risk.

As a supranational financial institution, the CEB is not subject to its Member States’ regulatory ratios, the Basel Committee Recommendations or to European Union Directives. However, the Bank’s risk management and control policy and due diligence procedures are guided by these elements in addition to the banking profession’s best practices as implemented by international financial institutions and “Know Your Customer” (KYC) procedures.

The CEB’s Prudential Framework, which is organized around several ratios discussed below under “—Prudential Framework”, enables the Risk Management Department, Assets and Liabilities Management Department and Organization Department (together, the “Dedicated Departments”) to determine if the Bank’s activities and operations are conducted in accordance with risk management guidelines established by the Bank’s management. The Dedicated Departments calculate the ratios on a monthly basis (or more frequently if requested or otherwise required) and transmit their findings to the “Decision-making committees”, which include the Risk Committee, ALM Committee and Financial Committee. The Decision-making committees in turn use these ratios to approve the Bank’s lending and borrowing operations, which are required to comply with the ratios of the Prudential Framework. The Dedicated Departments and Decision-making committees are discussed below under “—Key Risk Responsibilities—Dedicated Departments” and “—Key Risk Responsibilities—Decision-making committees”.

Dedicated Departments

Three departments within the Bank monitor the CEB’s risk profile on a regular basis. These departments in turn report their conclusions to several committees chaired by the Governor discussed under “—Decision-making committees” below.

•

Risk Management Department. Within the Central Directorate for Information Systems and Control, the Risk Management Department (the “Department”) identifies, assesses and manages all credit risks arising from the Bank’s loan activities, treasury operations and derivatives. The Department analyzes each operation taking into account the counterparty’s creditworthiness, outstanding transactions and country risk. It assigns internal ratings to all counterparties and transactions on the basis of internal models. These internal ratings are largely based on due diligence conducted by the Department and by the ratings of the international rating agencies, when available. It proposes credit enhancement if needed. In addition, the Department regularly follows up the implementation of risk policies (loans, securities, derivatives) and monitors the Bank’s large exposure as discussed below. Each quarter, the Department sends a risk management report analyzing credit, market and operational risk to the members of the Administrative Council. The Chief Risk Officer in charge of the Department reports directly to the Governor.

•

Assets and Liabilities Management (ALM) Department. Within the Financial Directorate, the ALM Department monitors liquidity risk and market risk (consisting of interest rate risk and currency risk). Using a number of stress tests, the ALM Department analyses various scenarios of interest rate variations and their impact on the Bank’s profitability. It presents the projected liquidity situation based on various borrower default assumptions. Where applicable, the ALM Department reports actual or foreseeable cases of limits being exceeded and proposes recommendations to the ALM Committee so as to reduce the identified risks.

•

Organization Department. Within the Central Directorate for Information Systems and Control, the Organization Department is responsible for protecting the Bank from operational risks. The Department implements CEB’s operational risk policy and, to this end, maps all processes and associated operational risks. Among other functions, it identifies all the events that could result in operating losses, manages the business continuity plan (updates, tests with transfer to the back-up site), manages the Bank’s filing system, reviews the internal procedures for all the activities that present operational risks, and provides training courses to the Bank’s staff during the year to heighten awareness of security issues.

In addition, the CEB is monitored by a Compliance Department and an Inspectorate General.

•

Compliance Department. The CEB created a compliance function in February 2008 in order to limit its exposure to the risk of legal, administrative or regulatory sanctions, material financial loss or reputational damage. The compliance function is responsible for procedures that are designed to enforce the highest standards of good governance and ethics and to prevent the Bank from being used for money-laundering and the financing of terrorism or from implication in other matters that might damage the CEB’s reputation. Furthermore the compliance function has also a priority focus on the fight against fraud and corruption, not only with regard to the projects financed by the CEB, but also to its purchases of goods and services. To achieve these goals, the Bank has appointed a Chief Compliance Officer, who reports to the different organs of the Bank.

•

Inspectorate General. To strengthen its control framework, the CEB has established an Inspectorate General which is headed by the Inspector General and which provides independent, objective assurance of an effective internal control system. It is structured around two basic control pillars to deliver up-to-date, expert management assurance: the Internal Audit Department and the Information Systems Security Control Department. The Internal Audit Department carries out periodic independent inspections of the CEB’s activities to ensure systematic compliance with policies and operating procedures. The Information Systems Security Control Department performs independent continuous reviews of the execution of stipulated management controls in IT-systems operations and also provides technical expertise to the Internal Audit Department on demand. The responsibilities of the Inspectorate General are performed independently from the CEB’s business and operational activities and in line with best banking practices and internationally acknowledged audit and industry standards.

Decision-making committees

The Governor has established several Decision-making committees which are responsible for developing and monitoring risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

•

The Risk Committee meets weekly, and once a quarter extends its focus to operational risk issues. Risk decisions are made weekly by the Risk Committee following the analyses and recommendations prepared by the Risk Management Department.

•	The ALM Committee decides on assets and liabilities management strategy.

•

The Financial Committee examines all aspects of the Bank’s financial activity (cash management, debts, contracts, liquidity). It meets weekly, and once a quarter extends its focus to examine the funding strategy and pricing policy.

Prudential Framework

In 2004, the Bank reviewed and strengthened its prudential framework (the “Prudential Framework”) organized around several ratios discussed below. The Prudential Framework was approved by the CEB’s Administrative Council in June 2004 and took effect as of January 1, 2005. The Prudential Framework is internal to the Bank: as an international financial institution, the CEB is not subject to regulatory oversight by its Member States, the Basel Committee Recommendations or European Union Directives. Accordingly, the ratios are not required by statute, regulation or otherwise and may not correspond to similar ratios used by other international financial institutions.

Although the CEB follows the Basel Committee Recommendations on the Basel II framework, the Prudential Framework is organized around the Bank’s own ratios. In connection with the implementation of the Prudential Framework, the Bank introduced a Capital Adequacy Ratio, which is inspired by the Basel Committee Recommendations but differs from the Basel II capital adequacy ratio. The Bank does not thus far report a Basel II capital adequacy ratio like certain other financial institutions. In addition, a new Risk Asset Coverage Ratio was included in connection with the adoption of the Prudential Framework, and the Liquidity Ratio was reinforced. These three ratios are designed to (i) restrict the default risk on the loan portfolio to available own funds and to link capital to the estimated risk incurred by the Bank; (ii) limit below investment-grade outstanding loans and hence the CEB’s exposure to the most significant risks; and (iii) further strengthen the Bank’s liquidity ratio.

The prudential ratios function as “early warning indicators”. Any variation from one period to another is analyzed by the Dedicated Departments and reported to the Decision-making committees. If one or several ratios deteriorate, the Dedicated Departments analyze the reasons and identify underlying factors. The result of such analysis is presented to the Decision-making committees, which may propose remedial action to the Bank’s General Management Committee.

Capital Adequacy Ratio

The objective of this ratio is to show that the level of capital is sufficient to absorb potential losses relating to the lending activity. It results from dividing (i) the Bank’s Risk Weighted Loan Portfolio ((principal + interest) times default probability) by (ii) the Bank’s Usable Capital (total of paid-in capital, reserves, gains or losses recognized directly in equity). Risk weightings are determined on the basis of Basel II framework standards.

The limit of the ratio is fixed at 100%. At end 2010, the ratio was 23.5%, compared with 20.3% at end 2009, following a deterioration in the quality of the loan portfolio and an increase in assumed default probabilities.

Risk Asset Coverage Ratio

This ratio is an additional limit to the increase of the share of the loan portfolio rated below investment grade. It results from dividing (i) the Bank’s Loan Portfolio rated below investment grade by (ii) sound capital (paid-in capital and reserves, gains or losses recognized directly in equity, uncalled capital (AAA/AA)).

The limit is fixed at 66% or currently €2.8 billion. At the end of December 2010, the ratio was 50.7%, compared with 40.5% at end 2009, resulting from an increase in the portfolio rated as below investment grade (as a consequence of the deterioration in Greece’s credit rating, new transactions with below investment grade counterparties and exchange rate movements).

Indebtedness Ratio

This ratio results from dividing (i) total debt securities in issue after swap by (ii) total equity (subscribed capital, reserves, gains or losses recognized directly in equity, profit for the year). The authorized limit of the Indebtedness Ratio is 4. At December 31, 2010, this ratio was 3.78 (94% of the authorized limit), and remained relatively stable compared to 3.80 at end 2009. This is a consequence of the Bank’s decision to increase liquidity as a result of the financial crisis.

Portfolio Ratio

This ratio results from dividing (i) treasury operations after swap by (ii) total equity (subscribed capital, reserves, gains or losses recognized directly in equity, profit for the year). Treasury operations are composed of (i) outstanding financial assets held to maturity and available-for-sale financial assets and (ii) financial transactions not represented by a security (deposits, repurchase agreements). The limit of the Portfolio Ratio is currently fixed at 2. At December 31, 2010, this ratio was 1.86 compared with 1.79 at end 2009. This is a consequence of the Bank’s decision to increase liquidity as a result of the financial crisis.

Strengthened Liquidity Ratio

The Bank’s liquidity must comply with an internal “Strengthened Liquidity ratio”. This ratio results from dividing (i) the Bank’s available liquidity (bank deposits, available-for-sale financial assets with a residual maturity of less than 18 months) by (ii) the net liquidity requirements (stock of projects awaiting financing, three-year net cash flow including the additional liquidity requirement to account for counterparty risk of default for the same three-year period). At the end of each fiscal year, the Bank’s liquidity must not be less than 50% of net liquidity requirements for the next three years.

At end 2010, the strengthened liquidity ratio stood at 121.1%, up from 102.2% in 2009. This reflects the Bank’s decision to increase the CEB’s liquidity reserves in a context of severe crisis in the financial markets, and the necessity of anticipating significant issue repayments by 2014.

Credit Risk

Overview of credit risk evaluation process

Credit risk is the risk of financial loss to the Bank that may occur if a counterparty fails to meet its contractual obligations; it arises chiefly from lending and treasury activities. With respect to both types of activities, the Bank assesses all its counterparties for creditworthiness and assigns a maximum exposure limit. Treasury transactions are conducted in accordance with a financial investment policy approved by the Administrative Council. As for loans, once a project is identified by the Directorate General for Loans, the Risk Management Department assesses the transaction and determines an internal rating as discussed below. Then, the Risk Committee approves, modifies or refuses the proposed limits. Finally, the Administrative Council examines each loan project.

In line with the best banking practices, the Risk Management Department assigns an internal rating to all counterparties based upon on-site or off-site analyses. The internal rating scale goes from 1 to 10, 10 being the best grade. Each internal grade has its equivalent on international rating agencies’ scale. Two types of internal ratings are assigned: counterparty ratings and transaction ratings. The internal counterparty rating is based upon qualitative and quantitative criteria. The model is based, among other criteria, upon international agencies’ ratings, when available. Scoring models developed in-house apply various ratios according to the type of counterparty. Specific internal rating grids are used when a counterparty is not rated by an international agency. A transaction rating is assigned based on the internal counterparty rating and then takes into account, if need be, all credit enhancement applied to the transaction (collateral, guarantee, assignment of receivables and other structures that reduce the final risk).

The Bank has set up a methodology to validate the internal rating system based upon gaps analysis between its internal rating and that of international rating agencies. Any difference beyond two notches will bring about an in-depth review of the internal rating.

In addition, upon request from the operational directorates, the Risk Management Department sets-up limits for each counterparty, which are then validated by the Risk Committee. These limits are reviewed once a year, unless the situation requires review in shorter intervals. Limits are established in nominal amounts.

Overview of credit risk exposure

The nominal value of credit risk exposure (accrued interest not included) for all transactions entered into by the Bank (loans, stock of projects awaiting financing, deposits, securities and derivatives), as of December 31, 2010 and 2009 is set forth in the table below. With respect to the loan portfolio, credit enhancements are taken into account. In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. The swap notional principal amounts are multiplied by a percentage based on residual maturity and type of contract.

CEB CREDIT RISK EXPOSURE(1)

					in million euros
	2010				2009
	AAA/AA	A/BBB	BIG	TOTAL	AAA/AA	A/BBB	BIG	TOTAL
Loans	4 706	5 154	2 128	11 988	5 213	5 280	1 706	12 198
Financing commitments	603	1 920	1 480	4 003	825	1 555	1 176	3 556
Placements	1 215	368		1 583	1 316	353		1 668
Securities	6 496	1 977		8 473	5 683	1 313		6 996
Swap - add on	679	205		884	678	190		868
Forex	11			11	14	8		23
Swap coll - net present value not covered	122	19		141	19	4		23
TOTAL	13 832	9 643	3 608	27 084	13 748	8 703	2 882	25 333

(1)	Ratings presented are those as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, an internal rating.

Concentration

An exposure (loans, securities, deposits, derivatives and financing commitments) to a counterparty or group of related counterparties is considered a large exposure where its value exceeds 10% of “sound capital”, which is defined as follows: paid-in capital, gains or losses recognized directly in equity, as well as profit plus uncalled capital in triple-A or double-A rated member countries (according to Moody’s, Standard & Poor’s and Fitch Ratings).

In accordance with the Basel Committee Recommendations and European Union Directives, the Bank ensures that no counterparty (or group of related counterparties) exceeds the limit of 25% of sound capital as defined above, and that the total of large exposures does not exceed 800% of sound capital.

As at December 31, 2010, the Bank had eight large exposures ranging between 11% and 21% of sound capital (as defined above) to commercial banks in France, the United Kingdom, the Netherlands, Norway, Canada, Poland, Italy and the Slovak Republic, one of which had an AAA rating, five an AA rating and two an A rating at such date. As at December 31, 2009, the Bank had eight large exposures ranging between 10% and 18% of sound capital (as defined above) to commercial banks in Belgium, France, Italy and Spain, six of which had an AA rating and two a single A rating at such date. The total outstanding to these counterparties amounted, at December 31, 2010, to €4.8 billion (compared to €4.6 billion at December 31, 2009), or 114% of the CEB’s sound capital at such date (compared to 110% of sound capital at December 31, 2009), versus a limit of 800%. Sovereign risk is excluded for purposes of this calculation.

Loan portfolio

In 2010, loans outstanding (excluding accrued interest, value adjustments and guarantees received) decreased by 1.8% compared to 2009, reaching €12.0 billion (compared to €12.2 billion in 2009). Portfolio breakdown by type of counterparty shows that 34.3% of loans outstanding in 2010 were extended to financial institutions (compared to 38.2% in 2009), 63.0% to sovereign or public administrations (compared to 59.2% in 2009) and 2.7% to other counterparties (compared to 2.6% 2009). Loans outstanding rated “Investment Grade” represented 82% of total portfolio (compared to 86% at the end of 2009).

As of December 31, 2010, the amount of credit enhancements in the loan portfolio totaled €3.2 billion (compared to €2.7 billion as of December 31, 2009); these enhancements are comprised of guarantees for €2.7 billion (compared to €2.3 billion at the end of 2009) and of €0.5 billion in collateral (compared to €0.4 billion in 2009).

Loans outstanding to counterparties not rated by international rating agencies represented 5.9% of the overall loan portfolio as of December 31, 2010 (6.2% in 2009) and the internal rating assigned to these counterparties was spread between 1.5 and 9.5, as in 2009.

As of December 31, 2010 and 2009, the CEB only recorded one non-performing loan, namely a loan amounting to €1.8 million to the Reykjavik Savings Bank (SPRON) in Iceland which was fully provisioned.

As is the case for other multilateral financial institutions, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

The following table displays the breakdown of the loan portfolio by rating and nature of borrower (exclusive of any guarantees received) for the two years ended December 31, 2009 and 2010:

RATING AND NATURE OF THE LOAN PORTFOLIO(1)

					in million euros
	2010				2009
	AAA/AA	A/BBB	BIG	TOTAL	AAA/AA	A/BBB	BIG	TOTAL
States	919	2 203	1 852	4 974	938	2 346	1 453	4 738
Public administrations	1 037	543	9	1 589	915	406	12	1 333
State financial institutions	228	0	0	228	268	0	0	268
Special financial institutions	617	100	43	760	728	120	31	878
Other banks	1 882	2 208	24	4 114	2 292	2 307	57	4 656
Non financial institutions	23	100	200	323	73	100	152	324

TOTAL	4 706	5 154	2 128	11 988	5 213	5 280	1 706	12 198

(1)	Rating in accordance with the Basel Committee Recommendations (second best rating), otherwise internal rating when no rating available from the international rating agencies.

Financing Commitments

As discussed above under “Financial Review—Financing Commitments and Stock of Projects Awaiting Financing”, financing commitments are projects for which either a framework loan agreement has been signed or at least one disbursement has been released. During 2010, financing commitments increased by 12.7% from €3.6 billion at year-end 2009 to €4.0 billion at year-end 2010. During 2009, financing commitments increased by 4.5% from €3.4 billion at year-end 2008 to €3.6 billion at year-end 2009. As of December 31, 2010, 63.0% of the counterparties of the financing commitments were rated investment grade compared to 66.9% as of December 31, 2009.

Securities portfolios

The Bank manages two securities portfolios: a portfolio of financial assets held to maturity and a portfolio of available-for-sale financial assets. See “Financial Review—Balance Sheet—Securities Portfolios”. Securities in both portfolios are essentially denominated in euros: 97% at year-end 2010 compared to 94% at year-end 2009. The following table displays the breakdown by rating of the outstanding nominal value of each of these portfolios for the two years ended December 31, 2010 and 2009. Ratings are in accordance with the Basel Committee Recommendations (second best rating); otherwise, an internal rating is used when no rating is available from the international rating agencies.

	2010					2009
	AAA	AA	A	BBB	Total	AAA	AA	A	Total

Available-for-sale financial assets	1 513	3 161	1 687	—	6 361	1 106	2 660	1 233	4 999

Financial assets held to maturity	1 397	426	280	10	2 113	1 527	391	80	1 998

TOTAL	2 910	3 587	1 967	10	8 473	2 633	3 050	1 313	6 996

	34%	42%	23%	0,1%	100%	38%	44%	19%	100%

Derivatives

The Bank uses derivatives solely as an end user for hedging purposes, namely to hedge the interest rate and currency risks on its operations relative to borrowings, loans and securities in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the counterparty by the Risk Committee is required and a framework agreement (for example, the ISDA Master Agreement) must be signed. In addition, for transactions with a maturity of over five years, the counterparty must have a minimum AA rating or have signed a Credit Support Annex (CSA) collateral agreement with the CEB. Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral can be requested where necessary.

As of December 31, 2010, the breakdown of derivatives by type of hedge was 82% for borrowings (compared to 83% in 2009), 15% for loans (compared to 14% in 2009) and 3% for securities (unchanged compared to 2009).

As of December 31, 2010, all outstanding derivatives were collateralized (unchanged compared to 2009). The Bank can receive cash deposits and/or triple-A rated securities (US Treasuries, German, French, UK or Dutch government bonds) as collateral for derivatives. At the end of 2010, 75% of the collateral was in the form of cash deposits and 25% was in the form of securities. At the end of 2009, all the collateral was in the form of cash deposits.

MATURITY OF SWAP INSTRUMENTS

						in million euros
	2 0 1 0					2 0 0 9
	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	TOTAL	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	TOTAL
TOTAL (a)	4 205	12 174	5 092	1 408	22 878	1 917	12 708	4 639	1 251	20 515
CURRENCY	3 402	11 550	2 617	662	18 231	1 818	11 234	3 206	722	16 980
INTEREST-RATE	803	623	2 475	746	4 647	99	1 474	1 434	529	3 535
thereof: collateralised (b)	4 205	12 174	5 092	1 408	22 878	1 917	12 708	4 639	1 251	20 515
(b)/(a)	100%	100%	100%	100%		100%	100%	100%	100%

At year-end 2010, 77% of CEB’s swap counterparties were rated AA or above compared to 78% at year-end 2009.

Market Risk

Interest rate and currency risks

Market risk includes, in particular, the risk of a loss being incurred as a result of an adverse fluctuation in interest or exchange rates.

Within the ambit of its ordinary operations (loans, borrowings, treasury operations), the Bank is exposed to interest rate and currency risks. The CEB attempts to hedge itself against these risks in order to reduce interest rate risks and currency risks to a minimum. The Bank manages its overall balance at variable rates (except for its held-to-maturity assets portfolio), either directly or through hedging swaps.

The Bank uses derivatives to protect itself against interest and currency risks arising in connection with its lending and borrowing operations. Macro-hedging can also be considered if necessary. Since the Bank performs no trading operations, the Basel Committee requirements for capital allocation would not apply (even if the Bank were subject to those requirements). As a result of the Bank’s hedging strategy, the interest rate risk in the Bank’s balance sheet is limited to the amount of the held-to-maturity financial assets portfolio. This portfolio is equivalent in volume to the sum of equity, the Selective Trust Account and of provisions for post-employment social commitments.

The CEB’s strategy with respect to currency risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The net open position is limited to the equivalent of €1 million per currency. As of December 31, 2010 and December 31, 2009, the net open position was almost nil.

As discussed further above under “—Key Risk Responsibilities—Dedicated Departments”, interest rate risk and currency risk are measured and reviewed by the ALM Department under the authority of the Chief Financial Officer. The ALM Department issues, by the end of every quarter, a report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank. This report analyzes, among other things, the consequences of a fluctuation in the interest rates and the euro/U.S. dollar exchange rate on the Bank’s results. It also produces an analysis of the projected liquidity situation. If necessary, the ALM Department informs about any effective or projected limit overrun and proposes actions to the ALM Committee in view of restraining the nature and amount of identified risks. At any time, the ALM Department may call for an extraordinary meeting of the ALM Committee in case of an exceptional situation.

Liquidity Risk

The projected liquidity position is subject to daily monitoring. Projections are made on future cash flows, taking into account existing commitments (such as loans, borrowings and investments). These projections also include the level of liquidity which would result if any early repayment options of counterparties were exercised, assuming all borrowings are reimbursed at the first exercise date.

Daily liquidity monitoring is supplemented by quarterly stress tests presented to the ALM Committee based on borrower default assumptions that simulate the situation of projected liquidity in the event of particularly unfavorable hypotheses materializing. The stress tests carried out plan the liquidity situation before and after prepayments. In accordance with the Basel II logic and its differentiated approach to risk, they calculate borrower default on the basis of outstanding loans weighted by the probability of default rate published by rating agencies for a given maturity and rating class. An internal rating is assigned to counterparties not rated by rating agencies. The CEB also evaluates the financial impact of a “crash” scenario where the default probability applied to “below investment grade” borrowers is 100% without possibility of recovery.

The Bank’s liquidity must also comply with the Strengthened Liquidity Ratio (as discussed above under “—Prudential Framework—Strengthened Liquidity Ratio”).

The liquidity risk mirrors the Bank’s projected treasury situation.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 2010(1)

In thousand euros
	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	Current oustanding	1 to 5 years	More than 5 years	Non-current oustanding	Total
Assets
Cash in hand, balances with central banks	230 316			230 316				230 316
Available-for-sale financial assets	381 422	1 973 917	2 245 740	4 601 079	900 221	1 118 526	2 018 747	6 619 826
Loans and advances to credit institutions and to customers
Loans	81 033	300 085	1 519 076	1 900 194	5 745 111	5 705 221	11 450 331	13 350 525
Advances	1 540 477	5 019	7 537	1 553 033				1 553 033
Financial assets held to maturity	14 258	99 094	108 978	222 330	971 071	1 880 728	2 851 799	3 074 128

Total assets	2 247 505	2 378 115	3 881 332	8 506 952	7 616 403	8 704 474	16 320 877	24 827 828

Liabilities
Amounts owed to credit institutions and to customers	88 287	5 016	7 529	100 832				100 832
Debt securities in issue	1 559 572	79 476	3 138 274	4 777 322	13 710 601	3 484 850	17 195 450	21 972 772
Selective Trust Account (STA)	78 733			78 733				78 733

Total liabilities	1 726 592	84 492	3 145 803	4 956 887	13 710 601	3 484 850	17 195 450	22 152 338

Off-balance sheet
Financing commitments	88 063	300 000	1 223 937	1 612 000	1 990 533	400 281	2 390 814	4 002 814
Term financial instruments
To be received	1 373 349	101 930	2 981 160	4 456 440	14 533 412	2 774 714	17 308 125	21 764 565
To be paid	(1 734 034)	(45 944)	(2 509 421)	(4 289 399)	(13 119 631)	(2 491 017)	(15 610 648)	(19 900 047)

Off-balance sheet total	(272 622)	355 986	1 695 677	1 779 041	3 404 313	683 978	4 088 291	5 867 332

Liquidity position 2010	248 291	2 649 608	2 431 205	5 329 105	(2 689 885)	5 903 602	3 213 717	8 542 822

Assets
Cash in hand, balances with central banks	386 883			386 883				386 883
Available-for-sale financial assets	426 426	780 155	1 882 318	3 088 899	973 731	1 197 585	2 171 316	5 260 215
Loans and advances to credit institutions and to customers
Loans	19 563	416 358	1 822 422	2 258 343	5 970 924	5 095 179	11 066 103	13 324 446
Advances	1 669 007			1 669 007				1 669 007
Financial assets held to maturity	10 150	20 314	188 703	219 167	708 333	2 095 858	2 804 191	3 023 358

Total assets	2 512 029	1 216 827	3 893 443	7 622 299	7 652 988	8 388 622	16 041 610	23 663 909

Liabilities
Amounts owed to credit institutions and to customers	67 747			67 747				67 747
Debt securities in issue	1 738 068	243 035	1 044 352	3 025 455	13 279 759	3 176 000	16 455 759	19 481 214
Selective Trust Account (STA)	75 420			75 420				75 420

Total liabilities	1 881 235	243 035	1 044 352	3 168 622	13 279 759	3 176 000	16 455 759	19 624 381

Off-balance sheet
Financing commitments	10 618	185 709	1 419 106	1 615 433	1 549 198	391 117	1 940 315	3 555 748
Term financial instruments
To be received	1 740 761	538 631	1 165 743	3 445 135	13 451 849	3 371 905	16 823 754	20 268 889
To be paid	(1 879 661)	(534 859)	(927 943)	(3 342 463)	(13 785 847)	(3 232 621)	(17 018 468)	(20 360 931)

Off-balance sheet total	(128 282)	189 481	1 656 906	1 718 105	1 215 200	530 401	1 745 601	3 463 706

Liquidity position 2009	502 512	1 163 273	4 505 997	6 171 782	(4 411 571)	5 743 023	1 331 452	7 503 234

(1)

The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the outstanding duration between December 31, 2010 and the contractual maturity date. Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.

Operational Risk

The CEB defines operational risk as the risk of direct or indirect loss resulting from inadequate or failed structures, procedures, people or systems as well as from external events. By deliberately choosing to operate within the framework of the Basel Committee recommendations, the Bank has undertaken to assess constantly its operational risks and to implement the appropriate preventive measures. The Basic Indicator Approach (BIA) is adopted to calculate an operational risk charge against the Bank’s equity. The Bank calculates this charge on the basis of the average net banking income over the previous three years. At December 31, 2010, the charge amounted to €20.0 million, up from €19.4 million at December 31, 2009.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Articles specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing co-operation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Members voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers of the Council of Europe.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers of the Council of Europe at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of his terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility discussed above under “Operations—Loan Policy”.

By resolution dated November 26, 2010, the Bank amended its Articles of Agreement to eliminate the Executive Committee of the Administrative Council. The Executive Committee’s tasks, which included initial examination of financing requests, as well as monitoring the execution of the financed projects and the Bank’s financial activity, have been assumed by the Administrative Council since January 2010.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of December 31, 2010.

GOVERNING BOARD		ADMINISTRATIVE COUNCIL

Joseph LICARI (Vice-Chairman, Acting Chairman) Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg	Chairman	Rainer STECKHAN Former Director of the World Bank
	Vice-Chairs	Inta VASARAUDZE Deputy State Secretary, Ministry of Finance, Riga

Margarita GEGA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg	Albania	Nezir HALDEDA Deputy Minister, Ministry of Finance, Tirana

Jan DEVADDER

Ambassador Extraordinary and Plenipotentiary,

Permanent Representative of Belgium to the Council

of Europe, Strasbourg

Alain COOLS (since 3 February 2011)

Ambassador Extraordinary and Plenipotentiary,

Permanent Representative of Belgium to the Council

of Europe, Strasbourg

	Belgium	Franciscus GODTS Administrator, International and European Financial Affairs, Federal Public Service Finances, Brussels

Zdenko MARTINOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg	Bosnia and Herzegovina	Ljerka MARIĆ Director, Directorate for Economic Planning, Council of Ministers, Sarajevo

Andrey TEHOV Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg	Bulgaria	Jenya DINKOVA Director of International Financial Institutions and Cooperation Directorate, Ministry of Finance, Sofia

Anica DJAMIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg	Croatia	Zdravko MARIĆ State Secretary, Ministry of Finance, Zagreb

Euripides EVRIVIADES Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg	Cyprus	Christos PATSALIDES Permanent Secretary, Ministry of Finance, Nicosia

Tomáš BOČEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg	Czech Republic	Petr PAVELEK Director, Debt and Financial Assets Management Department, Ministry of Finance, Prague

Sulev KANNIKE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Estonia to the Council of Europe, Strasbourg	Estonia	Martin PÕDER Head of the EU and International Affairs Department, Ministry of Finance, Tallinn

Karen TIKENBERG (since 21 February 2011), Permanent Representation of Estonia to the Council of Europe, Strasbourg

Irma ERTMAN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg	Finland	Kristina SARJO Financial Counsellor, Financial Markets Department, Unit for International Affairs, Ministry of Finance, Helsinki

Laurent DOMINATI Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg	France	Jean BOISSINOT Head of bilateral relations and European financial instruments, Treasury Department, Ministry of Economy, Finance and Industry, Paris

Zurab TCHIABERASHVILI

Ambassador Extraordinary and Plenipotentiary,

Permanent Representative of Georgia to the Council

of Europe, Strasbourg

Mamuka JGENTI (since 1 February 2011)

Ambassador, Permanent Representative of Georgia

to the Council of Europe, Strasbourg

	Georgia	Dimitri GVINDADZE Deputy Minister, Ministry of Finance, Tbilisi

Hans-Dieter HEUMANN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg	Germany	Holger FABIG Head of Division, Multilateral Development Banks, Ministry of Finance, Berlin

Athanasios DENDOULIS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg	Greece	Paraskevi PROTOPAPPA (substitute) Head of Department for International Financial Organisations, Ministry of Economy and Finance, Athens

Mgr Aldo GIORDANO Special Envoy of the Holy See, Permanent Observer to the Council of Europe, Strasbourg	Holy See	Reverend Christian GOUYAUD Attaché, Permanent Mission of the Holy See to the Council of Europe, Strasbourg

Judit JÓZSEF Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg	Hungary	László ÖRLŐS Deputy Director General, Department of International Relations, Ministry of Finance, Budapest

Thórir IBSEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Iceland to the Council of Europe, Paris	Iceland	Jón Baldvin HANNIBALSSON Former Minister of Finance, Foreign Affairs and External Trade, Reykjavik

Berglind ÁSGEIRSDÓTTIR (since 9 March 2011) Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Iceland to the Council of Europe, Paris

Margaret HENNESSY Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg	Ireland	Niamh CAMPBELL Principal Officer, Department of Finance, Dublin

Aiga LIEPIŅA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg	Latvia	Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga

Liechtenstein Daniel OSPELT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg

Gediminas ŠERKŠNYS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg	Lithuania	Rolandas KRIŠČIŪNAS Undersecretary, Ministry of Finance, Vilnius

Ronald MAYER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg	Luxembourg	Arsène JACOBY Senior Advisor, Ministry of Finance, Luxembourg

Malta Joseph LICARI Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg

Tatiana PÂRVU Ambassador, Permanent Representative of Moldova to the Council of Europe, Strasbourg	Moldova	Victor BODIU State Minister, Chişinău

Zoran JANKOVIĆ

Ambassador Extraordinary and Plenipotentiary,

Permanent Representative of Montenegro to the

Council of Europe, Strasbourg

Ana VUKADINOVIĆ (since 15 February 2011)

Ambassador Extraordinary and Plenipotentiary,

Permanent Representative of Montenegro to the

Council of Europe, Strasbourg

	Montenegro	Milorad KATNIĆ Deputy Minister, Ministry of Finance, Podgorica Nemanja PAVLIČIĆ (since 21 January 2011) Assistant Minister for Budget, Ministry of Finance, Podgorica

Ellen BERENDS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg	Netherlands	Jan HEIDSMA Advisor to the Ministry of Foreign Affairs, The Hague

Petter WILLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg	Norway	Carola BJØRKLUND Coordinator for Council of Europe Affairs, Ambassador, Ministry of Foreign Affairs,Oslo

Jacek GRABOWSKI

Chargé d’Affaires a.i., Permanent Representation of

Poland to the Council of Europe, Strasbourg

Urszula GACEK (since 3 February 2011)

Ambassador Extraordinary and Plenipotentiary,

Permanent Representative of Poland to the Council

of Europe, Strasbourg

	Poland	Jacek DOMINIK Undersecretary of State, Ministry of Finance, Warsaw

Américo MADEIRA BÁRBARA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg	Portugal	Helder REIS Deputy Director General at the Office for Strategic Planning, Economic Policy and International Affairs, Ministry of Finance and Public Administration, Lisbon

Stelian STOIAN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg	Romania	Bogdan Alexandru DRĂGOI Secretary of State, Ministry of Public Finance, Bucharest

Guido BELLATTI CECCOLI Ambassador, Permanent Representative of the Republic of San Marino to the United Nations in Geneva and other International Organisations in Switzerland	San Marino	Raffaele GIARDI Counsellor, Ministry of Finance, Republic of San Marino Nicola CECCAROLI (since 11 April 2011) Member of the Chartered Accountants Association

Dragana FILIPOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg	Serbia	Zoran ĆIROVIĆ Assistant Minister, Department of International Financial Relations, Ministry of Finance, Belgrade

Emil KUCHÁR Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg	Slovak Republic	Vladimir TVAROŠKA State Secretary, Ministry of Finance, Bratislava

Damjan BERGANT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg	Slovenia	Martin ZDOVC Undersecretary, International Finance Department, Ministry of Finance, Ljubljana

Marta VILARDELL COMA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg	Spain	Carmen LAÍN Deputy Director General for European Financial Institutions, Ministry of Economy and Finance, Madrid

Carl Henrik EHRENKRONA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg	Sweden	Eva HAGHANIPOUR Director, International Department, Ministry of Finance, Stockholm

Paul WIDMER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Switzerland to the Council of Europe, Strasbourg	Switzerland	Raymund FURRER Head of Division, Multilateral Cooperation, State Secretariat for Economic Affairs, Bern

Vladimir RISTOVSKI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of “the former Yugoslav Republic of Macedonia” to the Council of Europe, Strasbourg	“the former Yugoslav Republic of Macedonia”	Natasa STOJMANOVSKA State Secretary, Ministry of Finance, Skopje

Daryal BATIBAY Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg	Turkey	Evren DILEKLI Acting Director General, General Directorate of Foreign Economic Relations, Undersecretariat of the Treasury, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement as amended in November 2010, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five year term (renewable once in the case of first-time appointments after November 2010). Rolf Wenzel was elected as new Governor on April 8, 2011. His term will begin on December 18, 2011. The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as at April 1, 2011	Years with CEB	Expiration of Current Term
Raphaël Alomar	Governor	17	December 17, 2011
Apolonio Ruiz-Ligero	Vice-Governor Delegate	9	December 17, 2011
Nunzio Guglielmino	Vice-Governor	10	October 31, 2015
Imre Tarafás	Vice-Governor	3	May 1, 2012

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 9, 2011, are Ali Acu (Senior Treasury Controller, Undersecretariat of Treasury, Ankara, Turkey), Nataša Prah (Director of the Budget Supervisory Office of the Republic of Slovenia, Ljubljana, Slovenia) and Darius Matusevičius (Director of the Internal Audit and Financial Control Methodology Department of the Ministry of Finance of the Republic of Lithuania, Vilnius, Lithuania).

Staff

In order to adapt to the Bank’s increasing volume of activity, the CEB has steadily increased its staff numbers over the years. Thus, at end 2010, the Bank had a total of 163 permanent staff members and appointed officials. At the same time, throughout its development, the Bank has always been careful to ensure that its staff reflected as closely as possible the different nationalities represented by its Member States. The number of nationalities represented at the Bank thus increased from 14 in 1994 to 26 at end December 2010. In 2010, the Bank recruited from 8 different nationalities. Particular attention has also been given to the question of parity between men and women. At end 2010, the breakdown of staff members was 54% women and 46% men. It should be noted that, within the Group II, made up of professional staff members from categories A1-A5, the representation of women stood at 46%.